A-Power, Shenyang Power Group and Amraas International
Reached MOU on Biomass Power Plants and Geothermal Project

Shenyang, China, December 3, 2009 — A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR) ("A-Power" or “the Company”), a leading provider of distributed power generation (“DG”) systems in China and a fast-growing manufacturer of wind turbines, and Shenyang Power Group (“SPG”), a subsidiary of A-Power, today announced they have signed a Memorandum of Understanding (“MOU”) and Pakistan Amraas International Private Limited (“Amraas”) on two separate DG projects in Pakistan.

The first project entails the construction and operation of two 25 megawatts (MW) biomass power plants for Amraas. The total value of the contract is estimated to be $120 million (RMB 816 million). Pursuant to the MOU, A-Power will act as the general contractor overseeing engineering, procurement and construction of this project, and will subcontract certain portions of the project to third-parties. Construction is scheduled to commence in 2010. The transaction is expected to receive local government support and be conducted through Buyer’s Credit with Amraas acting as the credit subject.  A-Power will also assist Amraas in seeking domestic lenders in China to help finance this project.

The second project concerns a geothermal project for the Pakistan Parliament Building (753,480 square feet) between SPG and Amraas International. SPG will act as the general contractor for the engineering, procurement and construction and equipment adjustment for the project, and will subcontract certain portions of the project to third-parties. The Pakistan government is expected to provide the funding for the project. A-Power is a majority shareholder of SPG. The timeframe and other details about this project are under discussion.

This signing ceremony has received high-level attention from government and business parties on in both China and Pakistan. Delegates attending the MOU signing ceremony included Shenyang Municipal Deputy Secretary General Mr. Shaoqing Gu, Pakistan’s National Social Security Committee Chairman Mr. Raees Mehboob Ahmad, A-Power CEO Mr. Jinxiang Lu and Amraas CEO Mr. Samir Ahmad.

About A-Power

A-Power Energy Generation Systems Ltd. ("A-Power"), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with technologies licensed from German FUHRLÄNDER AG and Denmark-based Norwin, and a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. A-Power also has strategic relationships with Tsinghua University in Beijing and the China Academy of Sciences in Guangzhou to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com.

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction, manufacturing and development delays on our projects which could adversely affect our financial condition and operating results; various memorandum of understandings we signed with third parties may not evolve into definitive contracts and thus, we may not derive revenues from such agreements; our limited operating history and recent entrance into new jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets;  our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements,  as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2008. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

Contact:

John S. Lin
Chief Operating Officer
A-Power Energy Generation Systems
john@apowerenergy.com

Dixon Chen
Investor Relations
Grayling
+1-646-284-9403
dixon.chen@us.grayling.com